Exhibit 3(ii)

BANCORP RHODE ISLAND, INC.

BY-LAW AMENDMENT

The first sentence of Section 2.05 of Article II of the Company’s By-Laws be, and the same hereby is, amended to read as follows:

SECTION 2.05. Notice of Meetings. Except as otherwise required by law, a written notice of each meeting of shareholders stating the place, day and hour thereof and, in the case of a special meeting, the purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each shareholder of record entitled to vote thereat either personally, by depositing it in the United States mail, postage prepaid, and addressed to such shareholder at his address as it appears in the stock transfer books of the Corporation or in accordance with any other method (including, without limitation, facsimile or electronic transmission) permitted by applicable law.

Section 4.01 of Article IV of the Company’s By-Laws be, and the same hereby is, amended to read as follows:

SECTION 4.01. Board Committees. The Board by resolution passed by a majority of the whole Board, shall elect from its number an Executive Committee, which shall consist of five or more directors. Except as provided by Rhode Island law, during the interval between the meetings of the Board, the Executive Committee shall possess and may exercise all the powers of the Board in the management and direction of all the business and affairs of the Corporation (except the matters assigned by the Board to any other committee of the Board), in such manner as the Executive Committee shall deem in the best interests of the Corporation in all cases in which specific directions shall not have been given by the Board.

The Board may, from time to time, by resolution passed by a majority of the whole Board, designate one or more other committees as the Board may determine, each committee to consist of two or more directors of the Corporation. The Board may delegate to such committees in the respective resolution appointing such committee or a committee charter approved by a majority of the whole Board some or all of its powers except those which by law, by the Articles of Incorporation or by these By-laws may not be delegated. Any such committee, to the extent provided in the resolution or in these By-Laws and as permitted by applicable law, shall have and may exercise the powers of the Board in the management of the business and affairs of the Corporation.

A majority of all the members of any such committee may determine its action and fix the time and place of its meetings, unless the Board shall otherwise provide. The Board shall have the power to change the members of any committee at any time, to fill vacancies and to discharge any such committee, either with or without cause, at any time.

Exhibit 3(ii)

Section 5.012 of Article V of the Company’s By-Laws be, and the same hereby is, amended to read as follows:

SECTION 5.12. Compensation. The compensation of the executive officers of the Corporation shall be fixed from time to time by the Board or a committee to whom the Board has delegated such authority, except that the Board or such committee may delegate to the Chief Executive Officer the power to fix the compensation of any executive officer, except the Chief Executive Officer of the Corporation. No officer shall be prevented from receiving a salary by reason of the fact that he is also a director of the Corporation.